                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 6)(1)

                           Stratos International, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    863100202
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 8, 2006
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 37 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 2 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/                                                                 (a)
                                                                         (b) / /                                                                (b)
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,183,650
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,183,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,183,650
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 3 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/                                                                 (a)
                                                                         (b) / /                                                                (b)
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,183,650
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,183,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,183,650
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 4 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/                                                                 (a)
                                                                         (b) / /                                                                (b)
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,183,650
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,183,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,183,650
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 5 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          JAMES R. HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/                                                                 (a)
                                                                         (b) / /                                                                (b)
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 6 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          JOHN J. QUICKE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/                                                                 (a)
                                                                         (b) / /                                                                (b)
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 7 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          HUGH F. CULVERHOUSE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/                                                                 (a)
                                                                         (b) / /                                                                (b)
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 8 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          EUGENE I. DAVIS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/                                                                 (a)
                                                                         (b) / /                                                                (b)
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 9 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          HOWARD M. LEITNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/                                                                 (a)
                                                                         (b) / /                                                                (b)
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 10 of 37 Pages
----------------------                                    ----------------------

     The  following  constitutes  Amendment  No. 6  ("Amendment  No.  6") to the
Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule
13D as specifically set forth.

     Item 2 is hereby amended and restated to read as follows:

Item 2.   Identity and Background.
          -----------------------

          (a) This  statement  is filed by Steel  Partners  II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company  ("Partners LLC"),  Warren G.  Lichtenstein,  James R.
Henderson,  John J. Quicke,  Hugh F. Culverhouse,  Eugene I. Davis and Howard M.
Leitner.  Each of the  foregoing  is  referred  to as a  "Reporting  Person" and collectively as the "Reporting  Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation  Agreement as further described in
Item 6.  Accordingly,  the Reporting  Persons are hereby filing a joint Schedule
13D.

          Partners  LLC is the general  partner of Steel  Partners  II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.

          (b) The principal  business address of Steel Partners II, Partners LLC and Mr.  Lichtenstein  is 590 Madison  Avenue,  32nd Floor,  New York,  New York
10022.

          The principal business address of Messrs.  Henderson and Quicke is c/o
Steel Partners II, 590 Madison Avenue, 32nd Floor, New York, New York 10022.

          The principal  business address of Mr. Culverhouse is SBS Tower, Suite
PH 1-C, 2601 South Bayshore Drive, Miami, Florida 33133.

          The principal business address of Mr. Davis is c/o PIRINATE Consulting
Group, L.L.C., 5 Canoe Brook Drive, Livingston, New Jersey 07039.

          The principal  business address of Mr. Leitner is 316 Cliffside Drive,
Torrington, Connecticut 06790.

          (c) The  principal  business of Steel  Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

          The principal  occupation  of each of Mr.  Henderson and Mr. Quicke is serving as Vice President of Steel Partners, Ltd., a management advisory company that provides management services to Steel Partners II and its affiliates.

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 11 of 37 Pages
----------------------                                    ----------------------

          The  principal  occupation  of  Mr.  Culverhouse  is  serving  as  the principal  of  Culverhouse  Limited  Partnership  which  invests in real estate, securities and hedge funds.

          The principal  occupation of Mr. Davis is serving as a consultant with
PIRINATE Consulting Group, L.L.C., a consulting firm specializing in turn-around management, mergers and acquisitions and strategic planning advisory services.

          Mr. Leitner is presently retired from active employment.

          (d) No  Reporting  Person  has,  during  the  last  five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

          (e) No Reporting Person has, during the last five years, been party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Messrs. Lichtenstein,  Henderson,  Quicke, Culverhouse,  Davis and
Leitner are citizens of the United States of America.

     Item 4 is hereby amended to add the following:

          On June 8, 2006,  Steel  Partners II  delivered a letter to the Issuer offering to acquire in a  negotiated  transaction  the shares of Common Stock of the Issuer it does not already own for $7.50 per share in cash.  Steel  Partners
II  simultaneously  delivered  a  letter  to  the  Issuer  nominating  James  R.
Henderson,  John J. Quicke,  Hugh F. Culverhouse,  Eugene I. Davis and Howard M.
Leitner  (collectively,  the "Nominees"),  as set forth therein, for election to the  Issuer's  Board  of  Directors  at the  Issuer's  2006  annual  meeting  of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting").  Copies  of  these  letters  are  attached  as  exhibits  hereto  and incorporated herein by reference.

     Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  14,523,910  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form 10-Q/A,  as filed with the Securities and Exchange  Commission on March 24,
2006.

          As of the  close  of  business  on June 9,  2006,  Steel  Partners  II beneficially  owned 2,183,650 Shares,  constituting  approximately  15.0% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 2,183,650  Shares owned by Steel Partners
II,  constituting  approximately  15.0% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 2,183,650  Shares owned by Steel Partners II,  constituting approximately 15.0% of the Shares outstanding.  Mr. Lichtenstein has sole voting

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 12 of 37 Pages
----------------------                                    ----------------------

and  dispositive  power with  respect  to the  2,183,650  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

          Currently, none of Messrs. Henderson,  Quicke,  Culverhouse,  Davis or
Leitner beneficially owns any Shares.

     Item 5(c) is hereby amended to add the following:

          There  have been no  transactions  in the  Shares of the Issuer by the
Reporting Persons during the past 60 days.

     Item 6 is hereby amended to add the following:

          On June 8, 2006, the Reporting Persons entered into a Joint Filing and
Solicitation  Agreement in which,  among other things, (a) the parties agreed to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect to the  securities  of the  Issuer,  (b) the  parties  agreed to solicit proxies or written  consents  for the  election  of the  Nominees,  or any other person(s)  nominated by Steel Partners II, to the Issuer's Board of Directors at
the Annual  Meeting (the  "Solicitation"),  and (c) Steel  Partners II agreed to bear all expenses incurred in connection with the Reporting Persons' activities, including  approved  expenses  incurred by any of the parties in connection with the Solicitation, subject to certain limitations. A copy of the Joint Filing and
Solicitation  Agreement  is  attached as an exhibit  hereto and is  incorporated herein by reference.

          Pursuant  to  letter  agreements,  Steel  Partners  II has  agreed  to indemnify each of Messrs. Davis,  Culverhouse and Leitner against claims arising from the  solicitation  of proxies from the Issuer's  stockholders in connection with the Annual Meeting.  The form of letter agreement is attached as an exhibit hereto and is incorporated herein by reference.

     Item 7 is hereby amended to add the following exhibits:

          3.   Letter from Steel  Partners  II,  L.P. to Stratos  International,
               Inc.,  dated June 8, 2006,  proposing  to enter into a negotiated transaction.

          4.   Letter from Steel  Partners  II,  L.P. to Stratos  International,
               Inc., dated June 8, 2006, nominating directors.

          5.   Joint  Filing  and  Solicitation  Agreement  by and  among  Steel
               Partners   II,   L.P.,   Steel   Partners,   L.L.C.,   Warren  G.
               Lichtenstein,  James  R.  Henderson,  John  J.  Quicke,  Hugh  F.
               Culverhouse, Eugene I. Davis and Howard M. Leitner, dated June 8,
               2006.

          6.   Form of Indemnification Letter Agreement.

          7.   Powers of Attorney.

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 13 of 37 Pages
----------------------                                    ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2006         STEEL PARTNERS II, L.P.

                             By: Steel Partners, L.L.C.
                                 General Partner

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney in Fact for Warren G. Lichtenstein,
                                 Managing Member

                             STEEL PARTNERS, L.L.C.

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney in Fact for Warren G. Lichtenstein,
                                 Managing Member

                             /s/ Lauren Isenman
                             ---------------------------------------------------
                             LAUREN ISENMAN
                             As Attorney in Fact for Warren G. Lichtenstein,
                             Individually

                             /s/ JAMES R. HENDERSON
                             ---------------------------------------------------
                             JAMES R. HENDERSON

                             /s/ JOHN J. QUICKE
                             ---------------------------------------------------
                             JOHN J. QUICKE

                             /s/ HUGH F. CULVERHOUSE
                             ---------------------------------------------------
                             HUGH F. CULVERHOUSE

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 14 of 37 Pages
----------------------                                    ----------------------

                             /s/ EUGENE I. DAVIS
                             ---------------------------------------------------
                             EUGENE I. DAVIS

                             /s/ HOWARD M. LEITNER
                             ---------------------------------------------------
                             HOWARD M. LEITNER

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 15 of 37 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

     Exhibit                                                             Page
     -------                                                             ----

1.   Joint Filing Agreement by and among Steel Partners II, L.P.,          --
     Steel Partners, L.L.C. and Warren G. Lichtenstein, dated May
     9, 2005 (previously filed).

2.   Letter  from  Steel  Partners  II,  L.P.  to  the  Board  of          --
     Directors of Stratos  International,  Inc., dated August 23,
     2005 (previously filed).

3.   Letter   from   Steel   Partners   II,   L.P.   to   Stratos       16 to 17
     International,  Inc., dated June 8, 2006, proposing to enter into a negotiated transaction.

4.   Letter   from   Steel   Partners   II,   L.P.   to   Stratos       18 to 29
     International,   Inc.,   dated  June  8,  2006,   nominating
     directors.

5.   Joint Filing and  Solicitation  Agreement by and among Steel       30 to 32
     Partners  II,  L.P.,  Steel  Partners,   L.L.C.,  Warren  G.
     Lichtenstein,  James R. Henderson,  John J. Quicke,  Hugh F.
     Culverhouse,  Eugene I.  Davis and Howard M.  Leitner  dated
     June 8, 2006.

6.   Form of Indemnification Letter Agreement.                          33 to 34

7.   Powers of Attorney.                                                35 to 37

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 16 of 37 Pages
----------------------                                    ----------------------

                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                  June 8, 2006

VIA FACSIMILE AND FEDERAL EXPRESS

Mr. Phillip A. Harris
President and Chief Executive Officer
Stratos International, Inc.
7444 West Wilson Avenue
Chicago, Illinois 60706

Dear Mr. Harris:

     Steel Partners II, L.P. is the beneficial owner of approximately 15% of the outstanding  Common  Stock of  Stratos  International,  Inc.  ("Stratos"  or the
"Company").  We have been a long term  shareholder of Stratos  having  commenced purchasing shares as early as January 2005.

     As you  know,  we have had  numerous  meetings  and  discussions  regarding
Stratos  and have  commended  management  for the  progress  it has made  toward reducing losses, settling litigation and rationalizing assets. Additionally,  in
August 2005, we discussed with management our desire to increase our position in the Company  with the Board's  approval  since it would not be possible  without triggering  Stratos'  shareholder  rights  plan and the  "business  combination"
statute under Section 203 of the Delaware General  Corporation Act. The Board of
Directors  ultimately  denied our request to increase our ownership  position in
Stratos without triggering these  anti-takeover  provisions.  As a result of the
Board's  unwillingness  to allow us to  increase  our stake in the  Company,  we thereafter  expressed  our  willingness  to the  Stratos  Board to enter  into a negotiated  transaction  with the Company  that we believed  would have  created value for all the  shareholders.  Again,  the Board of  Directors  rejected  our proposal.

     We believe we have exhausted all our efforts to privately  discuss with the
Board  of  Directors  a  value  enhancing  transaction  in any  meaningful  way.
Accordingly,  Steel  Partners II, L.P.  publicly sets forth its  willingness  to offer to acquire  all of the common  stock of Stratos it does not  already  own, through one of its affiliates or other appropriate  acquisition entity by merger or otherwise,  for $7.50 per share in cash (the "Transaction").  Our proposal is not subject to any financing  contingency.  This  represents a  substantial  23%
premium to the current market price of $6.09 per share. We believe this all-cash offer will provide shareholders immediate liquidity and an immediate opportunity to maximize  their  investment  in the  Company.  We urge the Board to allow the
Company's  shareholders  to have the opportunity to decide whether to accept our proposal.

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 17 of 37 Pages
----------------------                                    ----------------------

     We propose that the Transaction be accomplished through a definitive tender offer/merger agreement. Our proposal is conditioned upon satisfactory completion of due diligence  typical for a transaction of this type (our  familiarity  with the Company  should  enable us to complete  all  required  due  diligence  on an expedited basis), obtaining all necessary consents and approvals,  waiver of any
Company  anti-takeover  provisions  including the Company's  shareholder  rights plan, other customary conditions for a transaction of this type and size and the execution  of a  definitive  agreement.  We are  prepared  to  commence  our due diligence  immediately.  We believe the Company's poison pill should be promptly redeemed  in  order  to allow us to  proceed  with a tender  offer  and give the shareholders  the opportunity to tender their shares.  To the extent shares held by the  Company's  benefit  plans  can  only  be  tendered  by the  trustees  or administrators of such plans, we believe the Company should voluntarily give the beneficial owners of the shares the right to tender their shares.

     If as a result of our due diligence we find  evidence of  additional  value inherent in the Company  based on operating  results or  otherwise,  we would be willing to upwardly adjust the offer price to reflect such additional  value. We invite the Board to share with us any  documentation  in the Board's  possession which it believes  reflects  additional  value in the shares that it believes is not already known to us.

     We stand ready to meet with the Board of Directors and its  representatives as soon as possible. We are simultaneously  notifying the Corporate Secretary of the Company of our intent to nominate five individuals for election to the Board at the 2006 annual meeting of shareholders, a copy of which is attached. We look forward  to an  expedited  transaction  that we  believe  will be a win-win  for everyone involved. Please call me at (212) 520-2300 to discuss.

                                       Very truly yours,

                                       STEEL PARTNERS II, L.P.

                                       By: Steel Partners, L.L.C.
                                           General Partner

                                       By: /s/ Warren G. Lichtenstein
                                           --------------------------
                                       Name: Warren G. Lichtenstein
                                       Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 18 of 37 Pages
----------------------                                    ----------------------

                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                    June 8, 2006

VIA FACSIMILE AND COURIER

Stratos International, Inc.
7444 West Wilson Avenue
Chicago, Illinois 60706
Attn:  Corporate Secretary

         Re:   NOTICE OF  INTENTION  TO  NOMINATE  INDIVIDUALS  FOR  ELECTION AS
               DIRECTORS AT THE 2006 ANNUAL MEETING OF  STOCKHOLDERS  OF STRATOS
               INTERNATIONAL, INC.

Dear Sir:

     This  letter  shall serve to satisfy the  advance  notice  requirements  of
Article I,  Section 1.3 of the Amended and  Restated  Bylaws (the  "Bylaws")  of
Stratos  International,  Inc. ("Stratos") as to the nomination by Steel Partners
II, L.P., a Delaware  limited  partnership  ("Steel"),  of five (5) nominees for election to the Board of Directors of Stratos (the "Stratos  Board") at the 2006
annual meeting of stockholders of Stratos,  or any other meeting of stockholders held in lieu thereof,  and any  adjournments,  postponements,  reschedulings  or continuations thereof (the "Annual Meeting").

     This letter and the Exhibit attached hereto are collectively referred to as the "Notice." Steel is the beneficial owner of 2,183,650 shares of common stock,
$0.01 par value per share (the  "Common  Stock"),  of Stratos,  1,000  shares of which are held of record by Steel.  Through this Notice,  Steel hereby nominates and notifies you of its intent to nominate James R.  Henderson,  John J. Quicke,
Hugh F.  Culverhouse,  Eugene I. Davis and Howard M.  Leitner as  nominees  (the
"Nominees")  to be elected to the  Stratos  Board at the Annual  Meeting.  Steel
believes  that the terms of the seven (7)  directors  currently  serving  on the
Stratos Board expire at the Annual Meeting. To the extent there are in excess of seven (7)  vacancies on the Stratos Board to be filled by election at the Annual
Meeting or Stratos  increases  the size of the Stratos  Board above its existing size, Steel reserves the right to nominate  additional nominees to be elected to the Stratos Board at the Annual Meeting. Additional nominations made pursuant to the preceding  sentence are without  prejudice to the position of Steel that any attempt to increase  the size of the current  Stratos  Board or to classify  the
Stratos  Board  constitutes  an  unlawful  manipulation  of  Stratos'  corporate machinery. If this Notice shall be deemed for any reason by a court of competent jurisdiction  to be  ineffective  with respect to the  nomination  of any of the
Nominees at the Annual Meeting,  or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Steel.

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 19 of 37 Pages
----------------------                                    ----------------------

     The information  concerning  Steel and the Nominees  required by Article I,
Section 1.3 of the Stratos Bylaws is set forth below:

     (i)    NAME AND ADDRESS OF THE STOCKHOLDER  GIVING THE NOTICE,  AS BELIEVED
            TO APPEAR ON STRATOS' BOOKS:

            Name                       Address
            ----                       -------

            STEEL PARTNERS II          590 MADISON AVENUE, 32ND FLOOR
            LIMITED PARTNERSHIP        NEW YORK, NY 10022

     (ii)   CLASS AND  NUMBER OF SHARES OF STRATOS  THAT ARE OWNED  BENEFICIALLY
            AND OF RECORD BY THE STOCKHOLDER GIVING THE NOTICE:

            Name                       Beneficial Ownership     Shares of Record
            ----                       --------------------     ----------------
            Steel Partners II, L.P.    2,183,650 shares of      1,000 shares of
                                       Common Stock             Common Stock

     (iii)  WHETHER THE STOCKHOLDER GIVING THE NOTICE INTENDS TO DELIVER A PROXY
            STATEMENT  AND FORM OF PROXY TO A  SUFFICIENT  NUMBER OF  HOLDERS OF
            STRATOS' VOTING SHARES TO ELECT THE NOMINEES:

            Steel  intends to deliver a proxy  statement  and form of proxy to a sufficient  number of holders of Stratos' voting shares to elect the
            Nominees prior to the Annual Meeting.

     (iv)   INFORMATION  RELATING  TO  THE  NOMINEES  THAT  IS  REQUIRED  TO  BE
            DISCLOSED IN  SOLICITATIONS  OF PROXIES FOR ELECTION OF THE NOMINEES
            AS  DIRECTORS  PURSUANT  TO  REGULATION  14A  UNDER  THE  SECURITIES
            EXCHANGE ACT OF 1934, AS AMENDED:

            JAMES R.  HENDERSON (AGE 48) has served as a Vice President of Steel
            Partners,  Ltd.  ("SPL"),  a management  and  advisory  company that provides  management  services to Steel,  and its predecessor  since
            August 1999. He has served as a director and Chief Executive Officer
            of  WebFinancial  Corporation   ("WebFinancial"),   a  consumer  and
            commercial lender, since June 2005, as President and Chief Operating
            Officer  of  WebFinancial  since  November  2003,  and was the  Vice
            President of Operations  from September 2000 through  December 2003.
            He has also  served  as a  director  of the  WebBank  subsidiary  of
            WebFinancial,  an  FDIC  insured,  State  of  Utah  Industrial  Loan
            Corporation  since March 2000,  Acting  Chief  Executive  Officer of
            WebBank from November 2004 until May 2005 and as Chairman of WebBank since  November 2004. He has served as a director of BNS Co., a real estate  management  company,  since June 2004 and as a director  and
            Chairman  of  Del  Global   Technologies   Corp.,   a  designer  and
            manufacturer  of  medical  imaging  and  diagnostic  systems,  since
            November 2003 and May 2005, respectively. He served as a director of
            ECC   International   Corp.,   a   manufacturer   and   marketer  of

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 20 of 37 Pages
----------------------                                    ----------------------

            computer-controlled  simulators  for  training  personnel to perform maintenance  and  operator  procedures  on  military  weapons,  from
            December  1999 to  September  2003  and as  acting  Chief  Executive
            Officer from July 2002 to March 2003. He has served as a director of
            SL Industries, Inc., a designer and producer of proprietary advanced systems and equipment for the power and data quality industry, since
            January  2002.  Mr.  Henderson  has served as  President  of Gateway
            Industries,  Inc., a provider of database  development  and web site design and development  services,  since December 2001. From January
            2001 to August 2001,  he served as  President  of MDM  Technologies,
            Inc., a direct mail and marketing  company.  The business address of
            Mr.  Henderson is c/o Steel Partners II, L.P.,  590 Madison  Avenue,
            32nd  Floor,  New  York,  New York  10022.  Mr.  Henderson  does not beneficially  own, and has not purchased or sold during the past two years, any securities of Stratos.

            JOHN J. QUICKE (AGE 56) has served as a Vice  President of SPL since
            September  2005.  Mr.  Quicke has served as Chairman,  President and
            Chief Executive Officer of NOVT  Corporation,  a former developer of advanced medical treatments for coronary and vascular disease, since
            April 2006. Mr. Quicke has served as a director of WHX  Corporation, a  diversified  industrial  company,  since  July 2005 and as a Vice
            President since October 2005. He served as a director, President and
            Chief  Operating   Officer  of  Sequa   Corporation   ("Sequa"),   a
            diversified  industrial  company,  from 1993 to March 2004, and Vice
            Chairman  and  Executive  Officer  of Sequa from March 2004 to March
            2005. As Vice Chairman and  Executive  Officer of Sequa,  Mr. Quicke
            was  responsible  for  the  Automotive,   Metal  Coating,  Specialty
            Chemicals, Industrial Machinery and Other Product operating segments of  the  company.  From  March  2005  to  August  2005,  Mr.  Quicke occasionally  served as a  consultant  to Steel and  explored  other business  opportunities.  The business  address of Mr. Quicke is c/o
            Steel Partners II, L.P., 590 Madison Avenue,  32nd Floor,  New York,
            New York 10022.  Mr. Quicke does not  beneficially  own, and has not purchased  or sold  during the past two  years,  any  securities  of
            Stratos.

            HUGH F.  CULVERHOUSE (AGE 56) is the owner of Palmer Ranch Holdings,
            Ltd.,  a Florida  real  estate  investor.  Mr.  Culverhouse  is also presently the principal of  Culverhouse  Limited  Partnership  which invests in real estate,  securities  and hedge  funds.  From 1997 to
            2001, he served as Head Trustee for Hugh F. Culverhouse Trust, which is comprised of land holdings,  orange  groves,  utilities and other businesses.  From 1979 to 1999, Mr.  Culverhouse  was an attorney in private  practice.  Prior to such  time,  he was an  Assistant  U.S.
            Attorney with the U.S. Justice  Department and a Trial Attorney with the Securities and Exchange Commission.  The business address of Mr.
            Culverhouse is SBS Tower,  Suite PH 1-C, 2601 South Bayshore  Drive,
            Miami, Florida 33133. Mr. Culverhouse does not beneficially own, and has not purchased or sold during the past two years,  any securities of Stratos.

            EUGENE  I.  DAVIS  (AGE 51) has  served  as the  Chairman  and Chief
            Executive Officer of PIRINATE Consulting Group, L.L.C. ("PIRINATE"),

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 21 of 37 Pages
----------------------                                    ----------------------

            a consulting firm  specializing in turn-around  management,  mergers and acquisitions and strategic  planning  advisory  services,  since
            1999.(1)  He served as Chief  Operating  Officer  of  Total-Tel  USA
            Communications,  Inc.,  an integrated  telecommunications  provider, from 1998 to 1999. Mr. Davis served in various capacities  including as director,  Executive Vice President,  President and Vice Chairman
            of Emerson  Radio  Corp.,  a  distributor  of  consumer  electronics products,  from  1990 to  1997.  He  served  in  various  capacities including as a director,  Chief Executive  Officer and Vice Chairman of Sports Supply Chain,  Inc., a distributor  of sporting  goods and athletic equipment, from 1996 to 1997. Prior to such time, Mr. Davis was an attorney in private  practice.  Mr. Davis currently serves as
            Chairman of the Board of Directors for Atlas Air Worldwide Holdings,
            Inc.  and  as a  director  for  Knology  Broadband,  Inc.,  American
            Commercial Lines, Inc.,  Footstar Inc., Granite  Broadcasting Corp.,
            PRG Shultz  International,  Inc. and Viskase Companies Inc. (Viskase
            has been sold and Mr. Davis will not be a director of the  successor company).  The  business  address  of  Mr.  Davis  is  c/o  PIRINATE
            Consulting  Group,  L.L.C.,  5 Canoe Brook  Drive,  Livingston,  New
            Jersey  07038.  Mr.  Davis does not  beneficially  own,  and has not purchased  or sold  during the past two  years,  any  securities  of
            Stratos.

            HOWARD M. LEITNER (AGE 65) served as Senior Vice President,  Finance of Sequa from November  1999 to January 2006.  From 1980 to 1999, he served in various capacities including President and Chief Financial
            Officer of Chock  Full O' Nuts  Corporation,  a marketer  of coffee.
            From 1977 to 1980,  Mr.  Leitner was a Senior Audit Manager with the accounting  firm of Ernst &  Young.  From  1963 to  1977,  he was an accountant  with SD  Leidesdorf & Co., an  accounting  firm that was acquired by Ernst & Young.  Mr.  Leitner is  presently  retired from active  employment.  His principal  address is 316 Cliffside  Drive,
            Torrington,  Connecticut  06790.  Mr. Leitner does not  beneficially own, and has not  purchased  or sold during the past two years,  any securities of Stratos.

            On  June  8,  2006,  Steel,  Steel  Partners,   L.L.C.,   Warren  G.
            Lichtenstein,   James  R.  Henderson,   John  J.  Quicke,   Hugh  F.
            Culverhouse,  Eugene I. Davis and Howard M.  Leitner  (collectively, the "Group") entered into a Joint Filing and Solicitation  Agreement in which,  among other things,  (i) the parties  agreed to the joint filing on behalf of each of them of  statements on Schedule 13D with respect to the  securities  of Stratos,  (ii) the parties  agreed to solicit  proxies  or  written  consents  for  the  election  of  the
            Nominees,  or any other person(s) nominated by Steel, to the Stratos
            Board at the Annual  Meeting  (the  "Solicitation")  and (iii) Steel
            agreed to bear all expenses  incurred in connection with the Group's activities,  including  approved  expenses  incurred  by  any of the

------------------
(1)  During the past five years,  serving as a consultant with PIRINATE has been
Mr. Davis' principal occupation.  In his capacity as a consultant with PIRINATE,
Mr. Davis has served during the past five years as a director, executive officer and/or liquidator of various companies, especially distressed companies involved in  bankruptcy  proceedings.  During  this time,  a petition  under the  federal bankruptcy  laws or any  state  insolvency  law was  filed by or  against,  or a receiver,  fiscal  agent or similar  officer  was  appointed  by a court for the business or property of Emerson Radio Corp. and RBX  Industries,  Inc.,  both of which Mr. Davis  served as an executive  officer in his capacity as a crisis and turn-around consultant with PIRINATE.

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 22 of 37 Pages
----------------------                                    ----------------------

            parties  in  connection  with the  Solicitation,  subject to certain limitations.  Steel  has  executed  or  intends  to  execute  letter agreements  pursuant to which Steel agrees to indemnify the Nominees against  claims  arising  from  the  Solicitation  and  any  related transactions.

            Other  than  as  stated  herein,   there  are  no   arrangements  or
            understandings between Steel and each Nominee or any other person or persons pursuant to which the nominations described herein are to be made,  other than the  consents  by the  Nominees  to being named in
            Steel's  proxy  statement  as nominees  and to serve as directors of
            Stratos if elected as such at the Annual Meeting, attached hereto as
            Exhibit A. Reference is made to the Schedule 13D, as amended,  filed and to be filed with the Securities and Exchange Commission by Steel with respect to Stratos for additional  information  regarding Steel and the members of its group.

            Except as set forth in this Notice  (including the Exhibit  hereto),
            (i) during the past 10 years,  no Nominee  has been  convicted  in a
            criminal   proceeding   (excluding  traffic  violations  or  similar
            misdemeanors);  (ii) no Nominee directly or indirectly  beneficially owns any securities of Stratos; (iii) no Nominee owns any securities of Stratos which are owned of record but not  beneficially;  (iv) no
            Nominee has purchased or sold any  securities of Stratos  during the past two years; (v) no part of the purchase price or market value of the  securities  of Stratos owned by any Nominee is  represented  by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Nominee is, or within the past year was, a party to any contract,  arrangements or  understandings  with any person with respect to any securities of Stratos, including, but not limited to, joint ventures, loan or option arrangements, puts or calls,  guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Nominee owns beneficially,  directly or indirectly, any  securities  of Stratos;  (viii) no Nominee  owns  beneficially, directly or  indirectly,  any securities of any parent or subsidiary of Stratos;  (ix) no Nominee or any of his associates was a party to any  transaction,  or  series  of  similar  transactions,  since the beginning  of  Stratos'  last  fiscal  year,  or is a  party  to any currently proposed  transaction,  or series of similar transactions, to which Stratos or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000;  and (x) no Nominee or any of his associates has any arrangement or understanding  with any person  with  respect  to any  future  employment  by Stratos or its affiliates,  or with  respect  to any future  transactions  to which
            Stratos or any of its affiliates will or may be a party.

            A representative of Steel intends to appear in person or by proxy at the Annual Meeting to nominate the persons  specified in this Notice for election to the Stratos Board.

            Each of the Nominees has  consented to be named as a nominee in this
            Notice,  to be named as a nominee  in any proxy  statement  filed by
            Steel in connection with the Solicitation and to serve as a director of Stratos,  if so elected.  Such  consents are  attached  hereto as
            Exhibit A.

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 23 of 37 Pages
----------------------                                    ----------------------

     Please address any  correspondence  to Steel Partners II, L.P.,  Attention:
Warren Lichtenstein,  telephone (212) 520-2300, facsimile (212) 520-2311 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue
Tower, 65 East 55th Street, New York, New York 10022, Attention: Steven Wolosky,
Esq.,  telephone (212) 451-2333,  facsimile (212) 451-2222).  The giving of this
Notice  is not an  admission  that any  procedures  for  notice  concerning  the nomination  of directors to the Stratos Board are legal,  valid or binding,  and
Steel reserves the right to challenge their validity.

                                              Very truly yours,

                                              STEEL PARTNERS II, L.P.

                                              By:  Steel Partners, L.L.C.,
                                                   General Partner

                                              By: /s/ Warren G. Lichtenstein
                                                  ------------------------------
                                                  Name: Warren G. Lichtenstein
                                                  Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 24 of 37 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                                NOMINEE CONSENTS

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 25 of 37 Pages
----------------------                                    ----------------------

                               JAMES R. HENDERSON
                           C/O STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                    May 31, 2006

Stratos International, Inc.
7444 West Wilson Avenue
Chicago, Illinois 60706
Attn:  Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice  provided by Steel  Partners  II, L.P.  ("Steel") of its intention to nominate the  undersigned  as a director of Stratos  International,
Inc.  ("Stratos")  at the 2006  annual  meeting  of  stockholders,  or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named  as a  nominee  in any  proxy  statement  filed  by  Steel in connection with the  solicitation of proxies or written consents for election of the  undersigned  at the Annual  Meeting,  and (iii)  serving  as a director  of
Stratos if elected at the Annual Meeting.

                                                 Very truly yours,

                                                 /s/ James R. Henderson

                                                 James R. Henderson

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 26 of 37 Pages
----------------------                                    ----------------------

                                 JOHN J. QUICKE
                           C/O STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                    May 30, 2006

Stratos International, Inc.
7444 West Wilson Avenue
Chicago, Illinois 60706
Attn:  Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice  provided by Steel  Partners  II, L.P.  ("Steel") of its intention to nominate the  undersigned  as a director of Stratos  International,
Inc.  ("Stratos")  at the 2006  annual  meeting  of  stockholders,  or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named  as a  nominee  in any  proxy  statement  filed  by  Steel in connection with the  solicitation of proxies or written consents for election of the  undersigned  at the Annual  Meeting,  and (iii)  serving  as a director  of
Stratos if elected at the Annual Meeting.

                                                 Very truly yours,

                                                 /s/ John J. Quicke

                                                 John J. Quicke

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 27 of 37 Pages
----------------------                                    ----------------------

                               HUGH F. CULVERHOUSE
                             SBS TOWER, SUITE PH 1-C
                            2601 SOUTH BAYSHORE DRIVE
                              MIAMI, FLORIDA 33133

                                                                    June 8, 2006

Stratos International, Inc.
7444 West Wilson Avenue
Chicago, Illinois 60706
Attn:  Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice  provided by Steel  Partners  II, L.P.  ("Steel") of its intention to nominate the  undersigned  as a director of Stratos  International,
Inc.  ("Stratos")  at the 2006  annual  meeting  of  stockholders,  or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named  as a  nominee  in any  proxy  statement  filed  by  Steel in connection with the  solicitation of proxies or written consents for election of the  undersigned  at the Annual  Meeting,  and (iii)  serving  as a director  of
Stratos if elected at the Annual Meeting.

                                                 Very truly yours,

                                                 /s/ Hugh F. Culverhouse

                                                 Hugh F. Culverhouse

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 28 of 37 Pages
----------------------                                    ----------------------

                                 EUGENE I. DAVIS
                       C/O PIRINATE CONSULTING GROUP, LLC
                               5 CANOE BROOK DRIVE
                          LIVINGSTON, NEW JERSEY 07039

                                                                    May 31, 2006

Stratos International, Inc.
7444 West Wilson Avenue
Chicago, Illinois 60706
Attn:  Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice  provided by Steel  Partners  II, L.P.  ("Steel") of its intention to nominate the  undersigned  as a director of Stratos  International,
Inc.  ("Stratos")  at the 2006  annual  meeting  of  stockholders,  or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named  as a  nominee  in any  proxy  statement  filed  by  Steel in connection with the  solicitation of proxies or written consents for election of the  undersigned  at the Annual  Meeting,  and (iii)  serving  as a director  of
Stratos if elected at the Annual Meeting.

                                                 Very truly yours,

                                                 /s/ Eugene I. Davis

                                                 Eugene I. Davis

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 29 of 37 Pages
----------------------                                    ----------------------

                                HOWARD M. LEITNER
                               316 CLIFFSIDE DRIVE
                          TORRINGTON, CONNECTICUT 06790

                                                                    June 6, 2006

Stratos International, Inc.
7444 West Wilson Avenue
Chicago, Illinois 60706
Attn:  Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice  provided by Steel  Partners  II, L.P.  ("Steel") of its intention to nominate the  undersigned  as a director of Stratos  International,
Inc.  ("Stratos")  at the 2006  annual  meeting  of  stockholders,  or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named  as a  nominee  in any  proxy  statement  filed  by  Steel in connection with the  solicitation of proxies or written consents for election of the  undersigned  at the Annual  Meeting,  and (iii)  serving  as a director  of
Stratos if elected at the Annual Meeting.

                                                 Very truly yours,

                                                 /s/ Howard M. Leitner

                                                 Howard M. Leitner

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 30 of 37 Pages
----------------------                                    ----------------------

                     JOINT FILING AND SOLICITATION AGREEMENT

     WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Stratos International, Inc., a Delaware corporation ("Stratos");

     WHEREAS, Steel Partners II, L.P., a Delaware limited partnership ("Steel"),
Steel  Partners,  L.L.C.,  a  Delaware  limited  liability  company,  Warren  G.
Lichtenstein, James R. Henderson, John J. Quicke, Hugh F. Culverhouse, Eugene I.
Davis and  Howard M.  Leitner  wish to form a group for the  purpose  of seeking representation on the Board of Directors of Stratos; and

     WHEREAS, Steel intends to nominate James R. Henderson, John J. Quicke, Hugh
F. Culverhouse,  Eugene I. Davis and Howard M. Leitner as nominees to be elected to the Board of Directors of Stratos at the 2006 annual meeting of  stockholders of Stratos,  or any other meeting of stockholders held in lieu thereof,  and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting");

     NOW, IT IS AGREED, this 8th day of June 2006 by the parties hereto:

     1. In accordance with Rule  13d-1(k)(1)(iii)  under the Securities Exchange
Act of 1934, as amended,  each of the  undersigned  (collectively,  the "Group")
agrees to the joint filing on behalf of each of them of  statements  on Schedule
13D with respect to the securities of Stratos. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein.

     2. So long as this agreement is in effect,  each of the  undersigned  shall provide  written  notice to  Olshan  Grundman  Frome  Rosenzweig  & Wolosky  LLP
("Olshan") of (i) any of their  purchases or sales of securities of Stratos;  or
(ii) any  securities of Stratos over which they acquire or dispose of beneficial ownership.  Notice  shall  be  given no later  than 24  hours  after  each  such transaction.

     3. Each of the undersigned  agrees to solicit  proxies or written  consents
(i) for the election of James R. Henderson, John J. Quicke, Hugh F. Culverhouse,
Eugene I. Davis and  Howard M.  Leitner,  or any other  person(s)  nominated  by
Steel, to the Board of Directors of Stratos at the Annual Meeting.

     4.  Steel  agrees to bear all  expenses  incurred  in  connection  with the
Group's  activities,  including  expenses  incurred  by any of the  parties in a solicitation  of  proxies  or written  consents  by the  members of the Group in connection with the Annual Meeting.  Notwithstanding the foregoing,  Steel shall not be required to reimburse any party for (i)  out-of-pocket  expenses incurred by a party in the  aggregate in excess of $250  without  Steel's  prior  written approval;  (ii) the value of the time of any party;  (iii)  legal fees  incurred without Steel's prior written approval; or (iv) the costs of any counsel,  other than Olshan,  employed in connection  with any pending or threatened  litigation without Steel's prior written approval.

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 31 of 37 Pages
----------------------                                    ----------------------

     5. The  relationship  of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this  Agreement.  Such relationship  shall be  construed  and  deemed  to be for the  sole and  limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing herein shall  restrict any party's right to purchase or sell  securities of Stratos,  as he/it deems  appropriate,  in his/its sole discretion,  provided that all such sales are made in compliance with all applicable securities laws.

     6. This Agreement may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall  constitute one and the same instrument, which may be sufficiently evidenced by one counterpart.

     7. In the  event  of any  dispute  arising  out of the  provisions  of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

     8. Any party hereto may terminate his  obligations  under this agreement at any time on 24 hours' written notice to all other parties, with a copy by fax to
Steven Wolosky at Olshan, Fax No. (212) 451-2222.

     9. Each party  acknowledges  that Olshan  shall act as counsel for both the
Group and Steel.

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 32 of 37 Pages
----------------------                                    ----------------------

     IN WITNESS  WHEREOF,  the parties  hereto have caused this  Agreement to be executed as of the day and year first above written.

                             STEEL PARTNERS II, L.P.

                             By: Steel Partners, L.L.C.
                                 General Partner

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney in Fact for Warren G. Lichtenstein,
                                 Managing Member

                             STEEL PARTNERS, L.L.C.

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney in Fact for Warren G. Lichtenstein,
                                 Managing Member

                             /s/ Lauren Isenman
                             ---------------------------------------------------
                             LAUREN ISENMAN
                             As Attorney in Fact for Warren G. Lichtenstein,
                             Individually

                             /s/ JAMES R. HENDERSON
                             ---------------------------------------------------
                             JAMES R. HENDERSON

                             /s/ JOHN J. QUICKE
                             ---------------------------------------------------
                             JOHN J. QUICKE

                             /s/ HUGH F. CULVERHOUSE
                             ---------------------------------------------------
                             HUGH F. CULVERHOUSE

                             /s/ EUGENE I. DAVIS
                             ---------------------------------------------------
                             EUGENE I. DAVIS

                             /s/ HOWARD M. LEITNER
                             ---------------------------------------------------
                             HOWARD M. LEITNER

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 33 of 37 Pages
----------------------                                    ----------------------

                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                               _________ ___, 2006

-----------------------
-----------------------
-----------------------

                       Re:  STRATOS INTERNATIONAL, INC.

Dear Mr. _____________:

     Thank you for  agreeing to serve as a nominee for  election to the Board of
Directors of Stratos  International,  Inc.  ("Stratos")  in connection  with the proxy solicitation that Steel Partners II, L.P. ("Steel") and its affiliates are considering  undertaking to nominate and elect directors at Stratos' 2006 annual meeting  of  stockholders,  or any other  meeting of  stockholders  held in lieu thereof,  and any  adjournments,  postponements,  reschedulings or continuations thereof (the "Steel Solicitation"). Your outstanding qualifications, we believe, will prove a valuable asset to Stratos and all of its stockholders.  This letter will set forth the terms of our agreement.

     Steel agrees to indemnify and hold you harmless  against any and all claims of any nature,  whenever  brought,  arising from the Steel  Solicitation and any related transactions,  irrespective of the outcome; PROVIDED,  however, that you will not be  entitled  to  indemnification  for  claims  arising  from  your own criminal actions, fraud, bad faith or willful misconduct; PROVIDED FURTHER, that this  indemnification  agreement and all of Steel's obligations  hereunder shall terminate upon your becoming a director of Stratos.  This  indemnification  will include any and all (each,  a "Loss")  losses,  liabilities,  damages,  demands, claims, suits, actions, judgments, or causes of action,  assessments,  costs and
expenses,  including,  without  limitation,   interest,  penalties,   reasonable
attorneys'  fees,  and any and all  reasonable  costs and  expenses  incurred in investigating,  preparing  or  defending  against any  litigation,  commenced or threatened,  any civil,  criminal,  administrative or arbitration action, or any claim  whatsoever,  and any and all amounts paid in  settlement  of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you,  directly  or  indirectly,  as a  result  of  or  arising  from  the  Steel
Solicitation and any related transactions.

     In the event of a claim against you pursuant to the prior  paragraph or the occurrence of a Loss, you shall give Steel written notice of such claim or Loss.
Upon  receipt of such  written  notice,  Steel will  provide you with counsel to represent you. Such counsel shall be reasonably  acceptable to you. In addition, you will be reimbursed  promptly for all Losses  suffered by you and as incurred as provided  herein.  Steel may not enter into any  settlement  of loss or claim without your consent unless such  settlement  includes a release of you from any and all liability in respect of such claim.

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 34 of 37 Pages
----------------------                                    ----------------------

     If you agree to the  foregoing  terms,  please sign below to indicate  your acceptance.

                                     Very truly yours,

                                     STEEL PARTNERS II, L.P.

                                     By:      Steel Partners, L.L.C.
                                              General Partner

                                     By:
                                        ----------------------------------------
                                        Warren G. Lichtenstein
                                        Managing Member
ACCEPTED AND AGREED:

---------------------------

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 35 of 37 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

     Know all by these presents, that each of the undersigned hereby constitutes and appoints LAUREN ISENMAN signing singly,  the  undersigned's  true and lawful attorney-in-fact to:

     1. execute for and on behalf of the undersigned  all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

     2. do and  perform  any and all acts for and on behalf  of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

     3. take any other  action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such  attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

     This Power of Attorney shall remain in full force and effect until December
31, 2006 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.                           STEEL PARTNERS, L.L.C.

By:  Steel Partners, L.L.C.                       By: /s/ Warren G. Lichtenstein
     General Partner                                  --------------------------
                                                      Warren G. Lichtenstein
                                                      Managing Member

By:  /s/ Warren G. Lichtenstein                   /s/ Warren G. Lichtenstein
     --------------------------                   --------------------------
     Warren G. Lichtenstein                           Warren G. Lichtenstein
     Managing Member

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 36 of 37 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

     Know all by these presents, that each of the undersigned hereby constitutes and appoints JACK L. HOWARD signing singly,  the  undersigned's  true and lawful attorney-in-fact to:

     1. execute for and on behalf of the undersigned  all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

     2. do and  perform  any and all acts for and on behalf  of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

     3. take any other  action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such  attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

     This Power of Attorney shall remain in full force and effect until December
31, 2006 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.                           STEEL PARTNERS, L.L.C.

By:  Steel Partners, L.L.C.                       By: /s/ Warren G. Lichtenstein
     General Partner                                  --------------------------
                                                      Warren G. Lichtenstein
                                                      Managing Member

By:  /s/ Warren G. Lichtenstein                   /s/ Warren G. Lichtenstein
     --------------------------                   --------------------------
     Warren G. Lichtenstein                           Warren G. Lichtenstein
     Managing Member

----------------------                                    ----------------------
CUSIP No. 863100202                   13D                    Page 37 of 37 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

     Know all by these presents, that each of the undersigned hereby constitutes and appoints STEVEN WOLOSKY signing singly,  the  undersigned's  true and lawful attorney-in-fact to:

     1. execute for and on behalf of the undersigned  all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

     2. do and  perform  any and all acts for and on behalf  of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

     3. take any other  action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such  attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

     This Power of Attorney shall remain in full force and effect until December
31, 2006 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.                           STEEL PARTNERS, L.L.C.

By:  Steel Partners, L.L.C.                       By: /s/ Warren G. Lichtenstein
     General Partner                                  --------------------------
                                                      Warren G. Lichtenstein
                                                      Managing Member

By:  /s/ Warren G. Lichtenstein                   /s/ Warren G. Lichtenstein
     --------------------------                   --------------------------
     Warren G. Lichtenstein                           Warren G. Lichtenstein
     Managing Member